                     	SECURITIES AND EXCHANGE COMMISSION

                          	Washington, D.C. 20549
	                          ______________________

                              	SCHEDULE 13D
                             (Amendment No. 1)

                 	Under the Securities Exchange Act of 1934

                       	KOLL REAL ESTATE GROUP, INC.
	                             (Name of Issuer)

                          	CLASS A COMMON STOCK
	                     (Title of Class of Securities)

                             	50043410 5
	                           (CUSIP Number)

                   	Asher B. Edelman, 717 Fifth Avenue
	          New York, New York 10022, Telephone: (212) 371-7711
	              (Name, Address and Telephone Number of Person
	            Authorized to Receive Notices and Communications)

                          	December 5, 1996
	         (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D,and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 50043410 5

Item 1.	Security and Issuer.
---------------------------------

This amended statement on Schedule 13D relates to the Class A Common Stock, par value $.05 per share (the "Common Stock") of Koll Real Estate Group, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the company is 4343 Von Karman Avenue, Newport Beach, California 92660. The Reporting Persons (filing as a group), while owning none of the Common Stock, are owners of shares of the Company's Series A Convertible Redeemable Preferred Stock (the "Preferred Stock"). The Preferred Stock is generally non-voting stock which is presently convertible on a share-for-share basis into shares of the Common Stock at the election of the holder.

Item 2.	Identity and Background.
----------------------------------------

	Item 2 is hereby restated as follows:

(a)	This statement is filed as a joint statement pursuant to Rule 13d-1(f)(1)
by (i) Edelman Value Partners, L.P., a Delaware limited partnership ("Edelman Value Partners") with respect to the shares owned by it (ii) Edelman Value
Fund, Ltd., a British Virgin Islands corporation, ("Edelman Value Fund") with respect to the shares owned by it, (iii) A..B. Edelman Management Company, Inc., a New York corporation ("Edelman Management") as the sole general partner for Edelman Value Partners, with respect to the shares owned by Edelman Value Partners and (iv) Asher B. Edelman because of his position as Investment Manager for Edelman Value Fund and because of his position as President and sole Director of Edelman Management (collectively, the "Reporting Persons").

The sole general partner of Edelman Value Partners is Edelman Management. Edelman Value Fund's sole officer and director is Bayard Corporate Services [BVI] Ltd. And the business address of its sole officer and director is Residence Center, 1A Rue Du St. Espirit L-1475 Luxembourg, Luxembourg. The names of the director and executive officers of Edelman Management are set forth in Schedule A hereto.

(b)	The address of the principal business and principal office of each of
Edelman Management, and Edelman Value Partners is 717 Fifth Avenue, New York, New York 10022. The principal business address of Edelman Value Fund is the Creque Building, P.O. Box 116, Road Town, Tortola, B.V.I. The business address of Asher B. Edelman is 85 Av. General Guisan, Ch-1009 Pully, Switzerland.

(c)	The principal business of Edelman Value Partners is that of an investment partnership. The principal business of Edelman Value Fund is that of an investment fund. The principal business of Edelman Management is that of an investment manager. The principal occupations of Mr. Edelman and the remaining executive officers of Edelman Management are set forth in Schedule A hereto.

CUSIP No. 50043410 5                 13D

(d)	None of the persons referred to in paragraph (a) above has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the persons referred to in paragraph (a) above has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f)	Asher B. Edelman is a citizen of the United States.  All other natural persons referred to above or in the Schedules attached hereto are citizens of the United States except as noted in such Schedules.

Item 5.	Interest in Securities of the Issuer.
--------------------------------------------------
	Items 5(a) (b) and (c) are hereby amended and restated as follows:

(a)	The aggregate percentage of the outstanding shares of Common Stock reported owned by each person referred to herein is based upon 48,932,555 shares of Common Stock outstanding as of November 1, 1996, based upon information received from the Company and as reported on the Company's 10Q for the quarter ending September 30, 1996.

As of the close of business on December 5, 1996:

(i)	Edelman Management owns no shares of Common Stock or Preferred Stock.  As sole general partner of Edelman Value Partners, Edelman Management may be deemed, by the provisions of Rule 13d-3, to be the beneficial owner of the 1,101,700 shares of Preferred Stock (convertible to 1,101,700 Common shares) owned by Edelman Value Partners. Such shares constitute approximately 2.2% of the Common shares outstanding (based upon 50,034,255 Common shares which would be outstanding following conversion of the Preferred shares).

(ii)	Edelman Value Partners owns no shares of Common Stock and 1,101,700 shares of Preferred Stock, presently convertible into 1,101,700 Common shares, which constitute approximately 2.2% of the Common shares outstanding (based upon 50,034,255 Common shares which would be outstanding following conversion of the Preferred shares).

(iii)	Edelman Value Fund owns no shares of Common Stock and 2,376,000 shares of Preferred Stock, presently convertible into 2,376,000 Common shares, which constitute approximately 4.6% of the common shares outstanding (based upon 50,308,555 Common shares which would be outstanding following conversion of the Preferred shares).

CUSIP No. 50043410 5                  13D

(iv)	Asher B. Edelman owns no shares of Common Stock or Preferred Stock.  As the President and sole Director of Edelman Management, which is the sole General Partner of Edelman Value Partners, and as the Investment Manager of Edelman Value Fund, Asher B. Edelman may be deemed, by the provisions of Rule 13d-3, to be the beneficial owner of the 1,101,700 shares of Preferred Stock owned by Edelman Value Partners and the 2,376,000 shares of Preferred Stock owned by Edelman Value Fund (convertible in the aggregate to 3,477,700 Common shares). Such shares constitute 6.6% of the Common shares outstanding (based upon 52,410,255 Common shares outstanding following conversion of the Preferred shares).

(b)	Edelman Value Partners has the sole power to vote and dispose of the shares owned by it, which power is exercisable by Mr. Edelman, as President and sole
Director of Edelman Management, which is the sole General Partner of Edelman
Value Partners.

Edelman Value Fund has the sole power to vote and dispose of the shares owned by it, which power is exercisable by Mr. Edelman, as Investment Manager.

(c)	All transactions in the Common Stock (including Preferred Stock presently convertible into Common Stock) within the 60 days preceding this statement by the Reporting Persons and, to the best knowledge of the Reporting Persons, by other persons referred to in Item 5(a) are reported on Schedule A hereto.
Except as otherwise noted, all such transactions were open market transactions.

CUSIP No. 50043410 5                13D

                                	SIGNATURE


After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	December 5, 1996



                                 	/S/_________________________________________
						                            ASHER B. EDELMAN
							                            Asher B. Edelman, individually and as
                                   attorney-in-fact for each of Edelman
                                   Value Partners, Edelman Value Fund, Ltd.,
                                   and A. B. Edelman Management Company, Inc.
                                   under powers of attorney

CUSIP No. 50043410 5                 13D

                                	SCHEDULE A

           	Transactions in Koll Real Estate Group Class A Common Stock
            [Including Series A Convertible Redeemable Preferred Stock
                    ("Pfd") convertible into Class A Common Stock]

                                                 					No. Shares
Date    	    Name					                               Bought (Sold) 	    Price


10/14/96	    Edelman Value Fund		                    150,000 Pfd 	     	.25100
10/16/96	    Edelman Value Partners	                 50,000 Pfd		       .25100
10/31/96	    Edelman Value Partners	                 200,000 Pfd      		.28250
10/31/96	    Edelman Value Fund                   		 25,000 Pfd       		.28325
10/31/96	    Edelman Value Fund	                    	300,000 Pfd	      	.28208
11/ 8/96	    Edelman Value Fund	                    	100,000 Pfd      		.25100
11/12/96	    Edelman Value Fund	                   	 50,000 Pfd       		.25060
11/13/96	    Edelman Value Fund	                   	 30,000 Pfd       		.25083
11/15/96	    Edelman Value Fund	                   	 10,000 Pfd       		.31500
11/15/96	    Edelman Value Fund                   		 30,000 Pfd       		.28225
11/21/96	    Edelman Value Fund	                    	120,000 Pfd      		.31300
11/21/96	    Edelman Value Partners	                 60,000 Pfd       		.31300
11/22/96	    Edelman Value Fund	                   	 15,000 Pfd       		.34542
11/26/96	    Edelman Value Fund	                   	 50,000 Pfd       		.34425
11/26/96	    Edelman Value Fund	                   	 25,000 Pfd       		.37600
11/26/96	    Edelman Value Partners	                 25,000 Pfd       		.34475
11/26/96	    Edelman Value Partners	                 25,000 Pfd       		.37600
11/27/96	    Edelman Value Fund                   		 25,000 Pfd       		.34475
11/27/96	    Edelman Value Partners                	 25,000 Pfd      		 .34475
11/29/96	    Edelman Value Fund	                    	200,000 Pfd      		.31300
11/29/96	    Edelman Value Partners                 	100,000 Pfd      		.31300
12/05/96	    Edelman Value Fund                    		250,000 Pfd      		.28175


CUSIP No. 50043410 5                  13D